

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 28, 2018

Earnest Blackmon
Principal Executive, Financial and Accounting Officer
United Cannabis Corporation
301 Commercial Rd., Unit D
Golden, CO. 80401

> **Re:  United Cannabis Corporation**
> **Registration Statement on Form S-1**
> **Filed February 20, 2018**
> **File No. 333-223101**

Dear Mr. Blackmon:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.  Specifically, you have not provided audited financial statements for each of the periods required by Rule 8-08(b) of Regulation S-X.  We will not perform a detailed examination of the registration statement and we will not issue comments.  We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: William T. Hart